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Exhibit 12

Science Applications International Corporation
Ratio of Earnings to Fixed Charges

(Amounts in thousands)

	Year ended January 31
						Three months ended April 30, 2003
	1999	2000	2001	2002	2003
Income before income taxes	$259,108	$1,044,575	$3,273,850	$15,063	$357,328	$102,894
Add:
Minority interest in consolidated subsidiaries with fixed charges	5,251	28,048	6,074	5,121	7,459	1,866
Equity investee distributions	95	345	364	1,356	7,956	1,028
Losses in equity investments	4,185	6,123
Amortization of capitalized interest					29	7
Interest on indebtedness	12,836	13,251	13,809	14,859	44,991	16,693
Portion of rent expense representative of the interest factor	31,447	41,195	44,084	46,707	43,947	9,667
Less:
Capitalized interest				(1,157)
Undistributed income in equity investments			(6,047)	(2,691)	(1,840)	(1,588)

Income before income taxes, adjusted	$322,922	$1,133,537	$3,332,134	$79,258	$459,870	$130,567

Fixed charges:
Interest on indebtedness	$12,836	$13,251	$13,809	$14,859	$44,991	$16,693
Portion of rent expense representative of the interest factor	31,447	41,195	44,084	46,707	43,947	9,667

Total fixed charges	$44,283	$54,446	$57,893	$61,566	$88,938	$26,360

Ratio of earnings to fixed charges	7.3	20.8	57.6	1.3	5.2	5.0

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  Exhibit 12
Science Applications International Corporation Ratio of Earnings to Fixed Charges (Amounts in thousands)